Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

Date: December 10, 2020

The following is a transcript of an interview Chris Beals, the Chief Executive Officer of WM Holding Company, LLC, gave to Cheddar TV:

PRESENTATION

Nora Ali

Meanwhile, cannabis review site Weedmaps is getting ready for its Wall Street close-up, announcing today it has agreed to go public via a special-purpose acquisition company. The deal values its parent company, WM Holding Company, at about $1.5 billion, and comes amid growing interest in new policies surrounding cannabis in the U.S.

Joining us now for more on the story is Cheddar's cannabis reporter, Chloe Aiello. Chloe, over to you.

Chloe Aiello

Hey, Nora. Well, I'm joined now by Chris Beals. He's the CEO of WM Holdings. Chris, thank you so much for joining us today. Tell us, so we know SPACs are growing in popularity and not just in cannabis. So why have you chosen this buzzy route to the public market?

Chris Beals

Yeah, I think for us, given the fact that we've driven a 40% CAGR over the last five years, we've always been profitable. We're on track to hit $160 million in revenue. You know, I think we had options that were before us. But the reality is we're a tech and SaaS provider. We provide this business-in-a-box software in an incredibly complex industry. The regulations are complex in cannabis, the end market dynamics are complex.

And one of the advantages that I don't know is always talked about that much about the SPAC process is it affords you to have a more extended conversation with potential investors and, frankly, to curate investors who are in on the story a little more tightly. And that was something that was important to us because I think, one, what we're building and where we're going is complex. But two, I think given the fact that we are still emerging from some of the stigma that permeates around cannabis, I think it was really important to us to make sure that we had a bellwether investor base in on this story and supportive of where we were going.

Chloe Aiello

And it's been a very tumultuous 12 to 18 months on the markets for cannabis companies. Now you did mention you are not plant touching, so how do you think that positions you to weather future volatility in the markets?

Chris Beals

Yeah. You know, for us when you think about sort of where we go and how we are structured, I mean on the marketplace side we have over 10 million users. Over 90% of our users are monthly cannabis consumers, over 70% are daily users. And frankly, we're not just providing a

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marketplace for them to find cannabis. We've done a bunch of work providing the actual data. We ingest most--data from most of the third-party POSs, the major ones. We have our own POS solution. And so we've actually built that marketplace and built the data that goes within it that enables it to be transactable. And we see that with almost a 15% conversion rate.

You know, so I think part of where we get our shielding from volatility is just we provide a critical service there. Similarly, on the WM business SaaS solution set, building compliance by design into that, it's the same thing. I think it's filling a really critical need, and that shields us. You know, I think as you noted and you know all too well, I think the last few years for cannabis have been marked by I think much slower growth at a macro level than a lot of people thought would exist. And so this 40% CAGR we've driven has been in the face of, frankly, the larger cannabis market not growing extremely quickly.

But that being said, I think there's a lot of reason for excitement coming out of this November election. I think this was by far the most momentous election we've ever seen for cannabis legalization. Six ballot initiatives, five states, all overwhelmingly passing. And a number of these states that are open but don't have enough retail licenses have a number of local ballot initiatives where we're going to see--or we would expect to see an increase in the number of licenses in these states that have opened, but have not truly opened in terms of having retail availability.

Chloe Aiello

Certainly. And you mentioned the election. Also, we just got news that the U.S. House of Representatives voted in favor of the MORE Act. Did any of these decisions factor into your decision to go public, and why was now the right time?

Chris Beals

Yeah. You know, this is something we've been thinking about and looking at for quite some time. I think, look, the MORE Act is definitely symbolic of what we see as this acceleration going forward. But in terms of what drove our decision here, as we have scaled out this business in a box, as we built the logistics and driver tracking and dispatch solutions, the POS solution, we have an e-commerce Shopify type embed, the power compliant orders for retailer sites; we've increasingly been able to get to market faster and faster. That's a good thing. In fact, that's a great thing, but it does put resource pressure on us that we can build so much more. And so we've always been hungry for resources there.

But I think you hit on something really critical which is that with this election, with these new states coming online, we want to make sure that we have the dry powder and capital to aggressively attack those markets and make sure that we aren't just getting adoption of single pieces of the platform, but frankly as much of the platform as rapidly adopted as possible. Of course, while we're talking about the U.S., there's a ton of international expansion we're seeing as well.

Chloe Aiello

Now, earlier this year we did learn that a federal grand jury subpoena had been served to Weedmaps' parent company. It's reportedly concerning Weedmaps' former practice of listing illicit cannabis dispensaries on its platform. Now, it's been several months since we've heard much about that. What can you tell us about the status of that investigation?

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Chris Beals

Yeah. Well, we don't comment on specific legal matters, as you can imagine, as sort of the largest technology company serving this highly regulated space. We do get inquiries from time to time, but that being said since I came in as CEO almost two years ago, we've really invested heavily in sort of compliance in a number of ways. One, building compliance by design directly into the software, so enabling these businesses to frankly cost-effectively meet the requirements that are pushed on them to be able to operate. Things like reporting inventory to the state, that sort of thing.

But also we did something really notable, and that's something I'm very proud of, which is to my knowledge I think we're one of the only marketplaces that has an enhanced verification process for all businesses who want to be on the site. And that's something that I think is notable in the face of others like Google or Facebook who have, for instance, just relied on Section 230 and not had a verification process for businesses on the site.

Chloe Aiello

Now, we know Weedmaps is on track to deliver $160 million in revenue. What does that tell you about the opportunities that there are currently in the cannabis industry?

Chris Beals

Yeah. You know, the cannabis industry itself, I think there's a lot of room for growth within the current footprint where we currently sit. You know, we're offering this business-in-a-box bundle for $500. That's far less than it would cost to try and obtain the individual pieces on their own. Or often there aren't analog pieces out there. But separately, you know, I think what we are seeing across the marketplace side is at this point, we're delivering far cheaper sort of demand generation, $0.50 cost per click, almost a 15% conversion rate.

And with COVID, one of the things that we've seen is consumers potentially being willing to transact more online, but definitely needing more data. And that's why we've invested so heavily in sort of data normalization and machine learning to try and match as rich of a set of brand data, crowdsourcing, user effect, smell, taste data into that, to try and make what is frankly a really complex essentially pharmaceutical good somewhat approachable to a user base, whether they be new to cannabis or they be this less than 10% of the population that consume monthly.

Chloe Aiello

Chris, thank you so much for sharing your insights with us at this exciting time for Weedmaps. That is Chris Beals; he's the CEO of WM holdings. Nora?

Nora Ali

All right, great stuff. That's Cheddar cannabis reporter Chloe Aiello. Great interview there, Chloe.

This interview is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

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Forward Looking Statements

This interview includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WM's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this interview, and on the current expectations of WM’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WM; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WM’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WM’s ability to manage future growth; WM’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WM’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WM’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WM’s expectations, plans or forecasts of future events and views as of the date of this presentation. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically

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disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WM’s assessments as of any date subsequent to the date of this interview. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike filed with the SEC a proxy statement, dated December 10, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, once available, the Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC

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on August 9, 2019. Additional information regarding the participants in Silver Spike’s Extension Proxy Statement and also will be included in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This interview does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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